TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No. S4 Mark Ciccone, Trustee 105 Chestnut Street, STE 33 Needham, MA 02492	Class A Common Stock	3/18/2025	114,302	$ 1,570,257.05
-same as above-	Class A Common Stock	1/27/2025	14,314	$ 260,922.98
-same as above-	Class A Common Stock	1/23/2025	24,057	$ 456,840.95
-same as above-	Class A Common Stock	1/22/2025	7,561	$ 143,131.32
-same as above-	Class A Common Stock	1/22/2025	24,057	$ 453,753.32
-same as above-	Class A Common Stock	1/21/2025	33,545	$ 631,907.63
-same as above-	Class A Common Stock	1/17/2025	36,464	$ 673,241.00